Exhibit 99.1

MEMO	Richard Soulies rsoulies@communitybanks.com 777 East Park Drive Harrisburg, PA 17111 Telephone: 717.920.5821 Fax: 717.564.0878

Date:	July 26, 2007
To:	Holders of Stock Option Grants
From:	Richard Soulies, Sr. Vice President, Director of Human Resources
Re:	Frequently Asked Questions

We have received numerous concerns and questions regarding what will happen to outstanding Community stock options in the pending merger with Susquehanna Bancshares. This memo summarizes provisions of the merger agreement concerning the treatment of Community stock options if the pending merger with Susquehanna Bancshares is consummated. This memo is only a summary and is qualified in all respects by the terms of the merger agreement.  If there is any conflict between the information in this memo and the terms of the merger agreement, the merger agreement will govern.

Note: Although the following summary is intended to cover, in general terms, the provisions of the merger agreement concerning the effect of the pending merger on outstanding Community stock options, all holders of Community stock options who are considered Section 16 reporters (insiders or affiliates) remain obligated to follow applicable SEC regulations and the company’s policies and procedures. Information detailing these rules will be communicated via separate cover.

What will happen to my outstanding options that are not vested?

All outstanding unvested options will become fully vested and exercisable immediately prior to the effective time of the merger.

Will I have to exercise my options prior to consummation of the merger?

No.  Under the merger agreement, each Community option holder will have an opportunity to elect to cancel all or a portion of his or her outstanding Community options in exchange for a cash payment.  An option cancellation agreement (and other appropriate and customary information and transmittal materials) will be mailed to Community option holders approximately one month prior to the anticipated time of completion of the merger (or at such other time as may be mutually agreed to by Susquehanna Bancshares and Community).  The option cancellation agreement will provide that, upon the option holder’s execution and delivery of the option cancellation agreement to Community, each option stated

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on the option cancellation agreement will be cancelled upon completion of the merger, and the option holder will be entitled to a payment in cash on the effective date of the merger equal to the product of (i) the excess, if any, of (x) $34.00 over (y) the exercise price per share of Community common stock subject to the option, multiplied by (ii) the total number of shares of Community common stock subject to the option immediately prior to its cancellation.  Option cancellation agreements will be effective only if received by Community on or prior to the 29th day after the mailing date described above.

Can I keep my options, not cash them out?
Yes.  Each unexercised Community option for which no option cancellation agreement is received and that remains outstanding as of the effective date of the merger will be assumed by Susquehanna Bancshares and automatically converted into an option to purchase shares of Susquehanna Bancshares common stock. Each Community option assumed by Susquehanna Bancshares will continue to have the same terms and conditions as in effect immediately prior to the effective date of the merger (except that all Community options will be fully vested). The number of shares of Susquehanna Bancshares common stock subject to each assumed Community option will be equal to the product of the number of shares of Community common stock that were subject to the option immediately prior to the effective date of the merger multiplied by 1.48 (rounded down to the nearest whole number of shares of Susquehanna Bancshares common stock).  The per share exercise price for the shares of Susquehanna Bancshares common stock subject to each assumed Community option will be equal to the quotient determined by dividing the per share exercise price of the Community option immediately prior to the effective date of the merger by 1.48, rounded up to the nearest whole cent.

If I elect to cash out my options, will taxes be withheld from my proceeds?
If you elect to cash out your options, the cash out amount paid to you will be processed through payroll and all applicable taxes will be withheld.

Can I exercise my options prior to the merger?
You may elect to exercise the vested portion of your option at any time prior to the merger up until the date the Company sets as the last date on which options may be exercised.  You will be informed of this date as the effective date of the merger gets closer.  If you elect to exercise your options before the merger date (and hold the shares received), your shares of Community stock will be treated in the same manner as other Community shareholders in connection with the merger.  You will have the ability to elect to receive payment for your stock in the form of Susquehanna Bancshares common stock or cash, subject to proration as set forth in the merger agreement and further described in a joint proxy statement

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that will be sent to all shareholders of Susquehanna Bancshares and Community as the merger gets closer.

The unvested portion of your options will not become vested until immediately prior to the effective time of the merger.  Consequently, you will not be able to exercise the unvested portion of your options until after the merger, when they become options to acquire Susquehanna Bancshares stock.   However, under the merger agreement, you will have the opportunity prior to completion of the merger to elect to cancel the unvested (as well as the vested) portion of your options, by choosing the cash out option that is described above.

The following examples illustrate hypothetical results of choosing the “cash out” or the “roll over” alternatives described in the merger agreement.  Please note that all statements and examples are submitted to aid the understanding process and are not in any way to be considered investment advice or an offer to “cash out” or “roll over” any options.

“Cash out”:  Assume that you have an option (vested or unvested) to purchase 1000 shares of Community common stock at an exercise price of $20 per share. If you elect to cash out this option, you will receive the difference between $34 per share and the exercise price. Gross proceeds will be $14,000 ($14.00 per share) less all applicable taxes. The proceeds will be processed through the payroll system.

“Roll Over” Assume the same facts as used in the cash out example above. Based on a conversion factor of 1.48, “rolling over” these options would result in you having an option to acquire 1480 shares of Susquehanna Bancshares common stock at $13.52 per share.

Example of Exercise of “Roll Over” Option following the Merger: 1480 shares at $13.52 per share and being exercised and sold at a hypothetical market price of $22.97 per share of Susquehanna Bancshares common stock equates to approximately $14,000 in gross proceeds (1480 x $13.52 = $20,010; 1480 x $22.97 = $33,996; $33,996 - $20,010 = $13,986).

When will I have to make my decision?
You will have a 29-day window of opportunity to declare your decision, beginning approximately one month prior to consummation and ending several days prior to consummation. This election period will be the only time you can choose the “cash out” option. Election documentation will be sent to you when we get closer to the appointed time.

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What decision should I make?
As with all tax and investment decisions, you should contact your tax and financial planning advisor.

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Under the federal securities laws, an offer from Community to you to repurchase your stock options is called a tender offer.  This memo is a preliminary communication in connection with a possible tender offer; it does not constitute an offer to holders of Community stock options.  In the event the pending merger is approved and other conditions set forth in the merger agreement are satisfied, a tender offer will commence.  At the commencement of the tender offer, Community will provide option holders with written materials explaining the precise terms and timing of the tender offer.  Holders of options to purchase shares of Community common stock should read these written materials carefully because they will contain important information about the tender offer.  Community will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the tender offer.  Option holders and shareholders of Community will be able to obtain these written materials and other documents filed by Community with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's Web site at www.sec.gov.  In addition, option holders and investors may obtain free copies of the documents from Community by contacting Patricia E. Hoch, Community Banks, Inc., 777 East Park Drive, Harrisburg, PA 17111, telephone 717-920-5800 or from Community's Web site at www.communitybanks.com.